FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of October 2004

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☑	Form 40-F ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________ ]

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.
Date: 22nd October, 2004
/s/ Yiannis Pehlivanidis (Registrant) Yiannis Pehlivanidis Deputy Chief Executive Officer

ANNOUNCEMENT

National Bank of Greece launches new issue of hybrid capital

     On October 19, 2004 NBG launched and priced a hybrid capital issue to be allocated to the Asian and European capital markets. This is the first time that a hybrid capital issue by a Greek bank has attracted Asian and European private banks’ investment interest.

     The issue consists of a euro and a US dollar tranche, totaling €350 million and $150 million respectively. The securities are perpetual, non-callable for a ten-year period.

     This announcement does not constitute an offer for sale of the Notes in the United States or in any other jurisdiction. The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the Securities Act) absent registration or an available exemption from such registration.

October 22, 2004